March 2, 2009

Via EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Pharmasset, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Schedule 14A filed January 23, 2009
SEC File No. 1-22428

Dear Mr. Rosenberg:

We are writing to respond to the comment letter dated February 19, 2009 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Form 10-K for the fiscal year ended September 30, 2008 (“Form 10-K”) and our Schedule 14A filed on January 23, 2009 (“Proxy Statement”). As discussed with the Staff, this response only covers comments 1, 2 and 3 of the Letter, as we previously responded to comments 4 and 5 on February 23, 2009. We appreciate the Staff’s prompt review of our previous responses, as well as its agreement to accept our bifurcated response to the Letter. To assist in your review, we have typed the text of the Staff’s comments in advance of each of our responses below. As requested in the Letter, we have attached as Exhibit A an acknowledgement of the Company, executed by Kurt Leutzinger, our Chief Financial Officer.

Form 10-K for year ended September 30, 2008

Management’s Discussion and Analysis

Research and Development Expenses, page 76

1.	We note your response to our comment 3(a). Please disclose the fact that you do not maintain internal research and development costs by project and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the projects. For instance, in the company’s disclosure presented in the Form S-1 amendment 6 filed April 6, 2007 on page 44, we noted the company’s classification for unallocated research and development expenses aggregated into one line item classified as “unattributed expenses.” Preferably, these expenses should be allocated by function (e.g. salaries and related personnel expenses, fees paid to external service providers, costs of preclinical studies and clinical trials, drug and laboratory supplies, costs for facilities, etc.) or any other manner the company believes would be useful to better understand the balance of “unattributed expenses”.

Response: We use our internal research and development resources, including our employees and discovery infrastructure, across various projects. Our related internal expenses are not attributable to a specific project, but are directed to broadly applicable research activities. Accordingly, we do not account for our internal research and development expenses on a project basis. We use external service providers to manufacture our product candidates for clinical trials and for the substantial majority of our preclinical and clinical development work. We have tracked some of these external research and development expenses on a project basis. To the extent that expenses are not attributable to a specific project, they are included in one of the “unattributed expenses” in the table below.

The following table summarizes our research and development expenses for our current development projects for the three and six months ended March 31, 2009.

	Three Months Ended March 31,		Six Months Ended March 31,		Cumulative Project Costs
	2009	2008	2009	2008
	(in thousands)
Expenses attributed to projects:
Phase 3 Clevudine Studies	$—	$4,932	$—	$11,987	$—
Phase 1 PSI-7851 Studies	—	—	—	—	—
Phase 2 Racivir Studies	—	95	—	153	—

Total attributed expenses	—	5,027	—	12,140

Unattributed expenses
Salaries and related personnel expenses	—	1,654	—	2,748
Non-cash stock compensation expense	—	498	—	969
Legal expenses associated with patents	—	406	—	637
Preclinical studies and new drug discovery services	—	606	—	1,381
Drug and laboratory supplies	—	243	—	728
Consulting expense	—	134	—	217
Facility and other expenses	—	422	—	720

Total unattributed expenses	—	3,963	—	7,400

Total research and development expenses	$—	$8,990	$—	$19,540

We will include the above (or similar) disclosures in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, beginning with our Quarterly Report on Form 10-Q for the quarter ending March 31, 2009.

2.	In addition, you proposed to include in future filings disclosure similar to that included in your previously filed Form S-1. However, we note in the Form S-1 amendment 6 filed April 6, 2007 that the cumulative project costs are not presented to date. Please revise your disclosure to present these cumulative costs.

Response: We have addressed this comment by including cumulative project costs in the table included in our Response to 1. above.

Contractual Obligations and Commitments, page 82

3.	We note your response to our comment 4. It appears that the annual license fee that you are obligated to pay the University of Cincinnati under the research collaboration and license agreement entered into in October 2007 should be included in the contractual obligations table. Please revise your contractual obligation table to include this fee or tell us why you do not believe this obligation should be included.

Response: As discussed, we will revise our disclosures regarding our license payments to the University of Cincinnati (“UC”) to read as follows:

We incur monthly fees of approximately $55,000 in support of the research collaboration with UC. Considering we have the right to terminate this agreement after providing three months written notice to UC, our maximum obligation to UC at any time during this agreement would equal three months of fees, or approximately $165,000.

We will include the above disclosures in our future Annual Reports on Form 10-K, beginning with our Annual Report on Form 10-K for the fiscal year ending September 30, 2009.

We appreciate any assistance and all cooperation, and look forward to hearing from you. Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (609-613-4110; kleutzinger@pharmasset.com), our General Counsel, Paul Lubetkin (609-613-4190; plubetkin@pharmasset.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241; abramss@pepperlaw.com).

Sincerely,

/s/ Kurt Leutzinger
Kurt Leutzinger
Chief Financial Officer

Copies:	Steven Abrams, Pepper Hamilton Immanuel John, Grant Thornton LLP Paul Lubetkin, Executive Vice President, General Counsel, and Secretary

Exhibit A

March 2, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Pharmasset, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Schedule 14A filed January 23, 2009
SEC File No. 1-22428

Dear Mr. Rosenberg:

My name is Kurt Leutzinger and I am the Chief Financial Officer of Pharmasset, Inc., a Delaware corporation (the “Company”), and in such capacity an authorized representative of the Company.

On behalf of the Company, I hereby acknowledge to the Staff that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Proxy Statement;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this acknowledgement, please do not hesitate to call or email the undersigned (609-613-4110; kleutzinger@pharmasset.com), our General Counsel, Paul Lubetkin (609-613-4190; plubetkin@pharmasset.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241; abramss@pepperlaw.com).

Sincerely,

/s/ Kurt Leutzinger
Kurt Leutzinger
Chief Financial Officer